(775) 848-5310
degasperis@comstockmining.com

March 22, 2022

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-9303

Attention:    Mr. Craig Arakawa
        Mr. Brian McAllister

Re:    Comstock Mining, Inc.
Form 10-K for the year ended December 31, 2020
Filed March 10, 2021
Form 10-Q for the quarterly period ended September 30, 2021
Filed November 9, 2021
Response dated March 14, 2022
File No. 001-35200

Gentlemen:
This letter is in response to your comment letter dated March 18, 2022. Your remaining comment is reproduced below in bold italics, followed by the response of Comstock Mining Inc. (the “Company,” “we,” “our,” or “us”).
5. Assets Held for Sale, page 23
1.    We note your response to prior comment 2 and acknowledge that COVID-19 pandemic related delays may be a circumstance beyond your control. However, in addition to that circumstance you are still required to meet the criteria in ASC 360-10-45-9 to classify the asset group as held-for-sale. Provide a response that specifically supports the determination that you continue to meet the held-for-sale criteria at September 30, 2021.

Please address the following:

In addition to extending the closing date of the sale during the one-year period that followed September 26, 2019, specifically identify actions initiated by you to respond to the changes in circumstances and allow you to continue to conclude that the sale was probable. In chronologic order explain how the terms and conditions of the sale evolved through amendments dated November 30, 2019, December 26, 2019, March 31, 2020, June 30, 2020, October 1, 2020, and December 30, 2020. Tell us if there were additional amendments during 2021 to support the asset group’s continued held for sale classification.

Your response states that you expect to sell the properties by June 30, 2022 in accordance with the current agreements. Tell us the precise events that transpired and lead you to believe a sale on that date is probable to occur when you assessed the asset group’s presentation as of September 30, 2021. For example, tell us how you confirmed and verified that the buyer has secured financing to complete the sale as of that date.

Response:

We will reclassify the Silver Springs properties effective as of December 31, 2021, from assets held for sale to property, plant and equipment. The reclassification has minimal impact on our financial statements because the assets are non-depreciable lands and there is no impact at all on total assets, net loss, of cash flows from operating, investing or financing activities.

As of September 30, 2021, we met the six criteria under ASC 360-10-45-9, and believe the sale of the properties was probable, meaning that it is probable to occur based on the executed agreements with Sierra Springs Enterprises (“SSE”), the high non-refundable deposits and the resumption, in October 2021, of SSE’s capital raising efforts.

Since we entered into the agreements with SSE and classified the assets as held for sale, a global pandemic occurred only months after the agreements were signed, which shut down the entire world, contributing to significant delays in the buyer’s ability to move forward with their planned operations, including the purchase of the properties. To respond to the change in circumstances, we amended the agreements eight times to provide the buyer with the time necessary to obtain funding. The terms and conditions of the sale remained the same, except for extending the closing date, in each amendment.

The latest amendments to the agreements extended the closing date to no later than June 30, 2022, and we believed it was likely the sale would be completed by that date, which was within the one-year timeframe specified in ASC 360-10-45-9(d).

We assessed the facts and circumstances at each period end over the two-year timeframe and continued to believe we met the six criteria with each assessment. We continued to be committed to a plan to sell, the assets were available for immediate sale, we had located a buyer and had taken the actions required to sell, the price was reasonable and below market, there was no indication the plan to sell would be withdrawn, and the only changes that occurred were related to extending the closing dates.

The sole criteria that required judgment was related to the probability of sale within one year, and we believed we met the exception in ASC 360-10-45-11(c) where events or circumstances beyond our control extended the period required to complete the sale beyond one year. Clearly, the circumstances leading to delays remain out of our control and given the buyer’s inability to obtain sufficient financing to close timely, as well as macroeconomic factors affecting the buyer, including rising inflation and the expected rise in interest rates, we concluded that a sale within one year is no longer probable and we will reclassify the properties from assets held for sale to property, plant and equipment as of December 31, 2021.

We will continue to monitor SSE’s capital raising activities and reclassify to assets held for sale when their ability to raise the necessary capital for our closing becomes probable.

We acknowledge that the Company is responsible for the accuracy of its disclosures, that the Commission is not foreclosed from taking action with respect to its filing and that the Company may not use the staff comments as a defense in any proceeding.
Please contact me if you need any additional information.
Sincerely,

/s/ Corrado DeGasperis

Corrado DeGasperis
Executive Chairman and Chief Executive Officer

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